Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following is a brief description of the ordinary shares, $0.01 par value per share the “Ordinary Shares”), of Delphi Technologies PLC (the “Company”), which is the only security of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

Description of Ordinary Shares

General

The following descriptions of our Ordinary Shares and of certain provisions of Jersey law do not purport to be complete and are subject to and qualified in their entirety by reference to our Memorandum and Articles of Association and the Companies (Jersey) Law 1991, as amended (the "Law"). A copy of our Memorandum and Articles of Association (“Articles of Association”) has been filed with the Securities and Exchange Commission (the “SEC”) as Exhibit 3.1 to our Annual Report on Form 10-K. All of our outstanding Ordinary Shares are validly issued, fully paid and non-assessable. Our Ordinary Shares are listed on the New York Stock Exchange under the symbol “DLPH.”

Ordinary Shares

No preemptive or similar rights. The Ordinary Shares do not have preemptive, subscription or redemption rights. Neither our Articles of Association nor the laws of Jersey restrict in any way the ownership or voting of Ordinary Shares held by non-residents of Jersey. The rights, preferences and privileges of the holders of our Ordinary Shares are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred shares that we may designate in the future.

Dividend and Liquidation Rights. Holders of Ordinary Shares are entitled to receive equally, share for share, any dividends that may be declared in respect of our Ordinary Shares by the board of directors out of funds legally available therefor. If, in the future, we declare cash dividends, such dividends will be payable in U.S. dollars. In the event of our liquidation, after satisfaction of liabilities to creditors, holders of Ordinary Shares are entitled to share pro rata in our net assets. Such rights may be affected by the grant of preferential dividend or distribution rights to the holders of a class or series of preferred shares that may be issuedin the future. Our board of directors has the power to declare such interim dividends as it determines. Declaration of a final dividend (which may not exceed the amounts proposed by our board of directors) requires shareholder approval by adoption of an ordinary resolution. Failure to obtain such shareholder approval does not affect previously paid interim dividends.

Voting, Shareholder Meetings and Resolutions. Holders of Ordinary Shares have one vote for each ordinary share held on all matters submitted to a vote of holders of Ordinary Shares. These voting rights may be affected by the grant of any special voting rights to the holders of a class or series of preferred shares that may be issued in the future. Pursuant to Jersey law, an annual general meeting shall be held once every calendar year at the time (within a period of not more than 18 months after the last preceding annual general meeting) and at the place as may be determined by the board of directors. The quorum required for an ordinary meeting of shareholders consists of one or more shareholders present in person or by proxy who hold or represent shares conferring not less than a majority of the total voting rights of all of the shareholders entitled to vote at such meeting. An ordinary resolution (such as a resolution for the declaration of a final dividend, or the election of directors where the number of persons validly proposed for election or re-election as a director is equal to the number of directors to be elected) requires approval by the holders of a majority of the voting rights represented at a meeting, in person or by proxy, and voting thereon. Where the number of persons validly proposed for election or re-election as a director is greater than the number of directors to be elected, the persons receiving the most votes (up to the number of directors to be elected) shall be elected as directors and an absolute majority of the votes cast shall not be a pre-requisite to the election of such directors. A special resolution (such as a resolution to amend the Articles of Association) requires approval by the holders of 2/3 or more of the voting rights represented at a meeting, in person or by proxy, and voting thereon.

Transfer of Shares. Fully paid Ordinary Shares are issued in registered form and may be freely transferred pursuant to the Articles of Association unless the transfer is restricted by applicable securities laws or prohibited by another instrument.

Modification of Class Rights. The rights attached to any class (unless otherwise provided by the terms of issue of that class), such as voting, dividends and the like, may be varied with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The Articles of Association provide that the issue of any preferred shares shall not constitute a variation of the rights attaching to the Ordinary Shares.

Limitations on Rights of Holders of Ordinary Shares - Preferred Shares

The rights of holders of Ordinary Shares may be materially limited or qualified by the rights of holders of preferred shares that we may issue in the future.

The board of directors has the authority to issue the preferred shares in one or more series and to fix the rights, preferences, privileges and restrictions of such shares, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series, without further vote or action by the shareholders.

Our board may issue authorized preferred shares without further shareholder action, unless shareholder action is required by applicable law or by the rules of a stock exchange or quotation system on which any series of our shares may be listed or quoted.

Any preferred shares that are issued may have priority over the Ordinary Shares with respect to dividend or liquidation rights or both.

Anti-Takeover Effects of Provisions of Our Articles of Association

Our Articles of Association could delay, defer or prevent a third party from acquiring us. For example, our Articles of Association permit the following:

Issuance of undesignated preferred shares. Our board of directors have the authority, without further action by the shareholders, to issue up to 50,000,000 shares of undesignated preferred shares with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred shares could enable our board of directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or other means.

Advance notice requirements for shareholder proposals and director nominations. Our Articles of Association provide advance notice procedures for shareholders seeking to nominate candidates for election as directors at our annual meeting of shareholders. Our Articles of Association also specify certain requirements regarding the form and content of a shareholder’s notice. Shareholders seeking to bring business before our annual meeting of shareholders must also provide advance notice and proposals must be submitted in accordance with the SEC's rules. These provisions might preclude our shareholders from bringing matters before our annual meeting of shareholders or from making nominations for directors at our annual meeting of shareholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.

Directors removed only for cause. Our Articles of Association provides that shareholders may remove directors only for cause.

Board of directors vacancies. Our Articles of Association authorize only our board of directors to fill vacant directorships (other than the filling of vacancies at each annual general meeting), including newly created seats. In addition, the maximum and minimum number of directors constituting our board of directors is permitted to be set only by a resolution adopted by our board of directors. These provisions would prevent a shareholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

Shareholder action; extraordinary general meeting of shareholders. Any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of shareholders and may not be effected by any consent in writing in lieu of a meeting of such shareholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our Articles of Association, or remove directors without holding a meeting of our shareholders called in accordance with Articles of Association. Our Articles of Association provide that extraordinary general meetings of our shareholders may be called by our board of directors and that such meetings shall be called upon a requisition of shareholders that is made in accordance with the Law (being a requisition made by shareholders holding, at the date of the deposit of the requisition, not less than one-tenth of the total voting rights of the shareholders who have the right to vote at extraordinary general meetings).. These provisions might delay the ability of our shareholders to force consideration of a proposal or for shareholders controlling a majority of our capital stock to take any action, including the removal of directors.

Amendments to Governing Documents. A special resolution (such as, for example, a resolution amending our Articles of Association or approving any change in authorized capitalization, or a liquidation or winding-up) requires approval of the holders of two-thirds or more of the voting rights represented at the meeting, in person or by proxy, and voting thereon. A special resolution can only be considered if shareholders receive at least fourteen days’ prior notice of the meeting at which such resolution will be considered.

No cumulative voting. The Ordinary Shares do not have cumulative voting rights in the election of directors. As a result, the holders of Ordinary Shares that represent more than 50% of the voting power have the power to elect any of our directors who are up for election.

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